Exhibit 99.1

On May 6, 2025, Intercont (Cayman) Limited (the “Company”) plans to release a series of videos featuring the CEO and Chairman of the Company, Ms. Muchun Zhu, in a format of Q&A session to answer certain questions regarding the Company (the “Videos”). The language of the Videos is Chinese. The Chinese-English version of the transcripts of the Videos is attached below.

Q1: 公司是如何成立的？公司的使命和愿景是什么？

A1: 公司拥有十余年远洋航运的经营历史，长期专注于大西洋航线。随着航运业的日益成熟，行业周期性波动成为不可忽视的风险。面对这一挑战，我们积极寻求新的增长点，来抵消下滑的航运周期性波动。我们认为，海洋环境蕴藏着巨大的商业潜力，因此我们萌生了将船舶改造为高效运转的海上工厂的想法。

Q1. 公司是如何成立的？公司的使命和願景是什麼？

公司擁有十餘年遠洋航運的經營歷史，長期專注於大西洋航線。隨着航運業的日益成熟，行業週期性波動成爲不可忽視的風險。面對這一挑戰，我們積極尋求新的增長點，來抵消下滑的航運週期性波動。我們認爲，海洋環境蘊藏着巨大的商業潛力，因此我們萌生了將船舶改造爲高效運轉的海上工廠的想法。

Q1: How Was the Company Established? What Are the Company's Mission and Vision?

A1: The company has more than ten years of experience in maritime shipping, with a long-term focus on Atlantic routes. As the shipping industry matures, cyclical fluctuations in the industry have become a risk that cannot be ignored. In response to this challenge, we actively seek new growth opportunities to offset the declining cyclical fluctuations in shipping. We believe the maritime environment holds immense commercial potential, which led us to conceive the idea of transforming ships into highly efficient ocean factories.

Q2: 公司倡导的企业价值观和文化是什么？作为公司创始人和董事长，您为何觉得这些重要？

A2: 我认为，企业价值观非常关键，它们是推动企业持续成长和成功的关键。

Intercont集团的核心价值观是创新，作为一个创新商业模式的环保型科技公司，创新思维激励我们不断改进并提升效率。

此外，追求卓越是我们企业文化重要的组成部分。我们致力于设定并超越更高的标准，不断挑战自我，实现突破。

同样重要的是，持续学习的能力。我们鼓励团队成员积极拥抱新知识和新技能，通过不断学习和成长，保持竞争力，把握未来，以适应这个瞬息万变的市场。

Q2:公司倡導的企業價值觀和文化是什麼？作爲公司創始人和董事長，您爲何覺得這些重要？

A2: 我認爲，企業價值觀非常關鍵，它們是推動企業持續成長和成功的關鍵。Intercont集團的核心價值觀是創新，作爲一個創新商業模式的環保型科技公司，創新思維激勵我們不斷改進並提升效率。此外，追求卓越是我們企業文化重要的組成部分。我們致力於設定並超越更高的標準，不斷挑戰自我，實現突破。同樣重要的是，持續學習的能力。我們鼓勵團隊成員積極擁抱新知識和新技能，通過不斷學習和成長，保持競爭力，把握未來，以適應這個瞬息萬變的市場。

Q2: What Are the Corporate Values and Culture Advocated by Your Company? As the Founder and Chairman of the Company, Why Do You Think These Are Important?

A2: I believe that corporate values are critical as they are the driving force behind the sustainable growth and success of a business.

The core values of Intercont Group are innovation. As an environmentally friendly, tech-driven company with an innovative business model, our creative thinking motivates us to constantly improve and enhance efficiency.

Additionally, the pursuit of excellence is a key component of our corporate culture. We are committed to setting and exceeding higher standards, continually challenging ourselves to achieve breakthroughs.

Equally important is the ability for continuous learning. We encourage our team members to actively embrace new knowledge and skills, ensuring that through constant learning and growth, we remain competitive, seize the future, and adapt to the rapidly changing market.

Q3: 您对公司员工有哪些期望或者鼓励的话？

A3: 我希望我的团队汇聚的是勇于创新，勇于冒险的一批人。我认为，一个人拥有足够的勇气，他将永远不会后悔。而充满勇气的人，才能拥有未来、拥有机会。

Q3: 您對公司員工有哪些期望或者鼓勵的話？

A3: 我希望我的團隊匯聚的是勇於創新，勇於冒險的一批人。我認爲，一個人擁有足夠的勇氣，他將永遠不會後悔。而充滿勇氣的人，才能擁有未來、擁有機會。

Q3: What Are Your Expectations or Encouraging Words for Your Employees?

A3: I hope our team is made up of individuals who are bold in innovation and willing to take risks. I believe that when a person has enough courage, they will never regret their actions. Only those filled with courage can seize the future and embrace opportunities.

Q4: 公司为什么高度重视可持续发展和ESG实践？

A4: 首先，随着气候变化和可持续发展战略的推行，各国逐步提高了各自对碳排放及可持续经济的要求。基于这一背景，我们深度思考海运ESG模式，探索创新技术以丰富海上工业的多元化，开拓新的商业机会。

最重要的是，ESG可以助力企业在环境和社会责任方面做出积极贡献。实现人类可持续发展。

Q4: 公司爲什麼高度重視可持續發展和ESG實踐？

A4: 首先，隨着氣候變化和可持續發展戰略的推行，各國逐步提高了各自對碳排放及可持續經濟的要求。基於這一背景，我們深度思考海運ESG模式，探索創新技術以豐富海上工業的多元化，開拓新的商業機會。 最重要的是，ESG可以助力企業在環境和社會責任方面做出積極貢獻。實現人類可持續發展。

Q4: Why Does the Company Place a Strong Emphasis on Sustainable Development and ESG Practices?

A4: Firstly, with the implementation of climate change and sustainable development strategies, countries are gradually raising their requirements for carbon emissions and sustainable economies. Based on this background, we have deeply considered the ESG model for maritime shipping and are exploring innovative technologies to diversify ocean industries and create new business opportunities.

Most importantly, ESG practices enable companies to make positive contributions to environmental and social responsibility, thereby contributing to human sustainable development.

Q5: 公司观察到的当下再生浆产业/市场变化的趋势，公司如何抓住这样趋势的变化实现可持续发展？

A5: 在选择具体的产业方向时，我们做出过多种产业模式的探索，最终聚焦于再生纸浆行业。基于权威的行业研究数据，和包括中国在内的亚洲纸浆行业需求，我们进行过深入的分析与预判。我们认为近几年跨境电商行业及国际物流会依旧呈现高增长，因此对包装用纸的需求仍然会保持较快的增长速度。纸浆作为中间环节，供不应求的情况仍将持续。要抓住这一行业机遇，对于我们的商业模式而言，离不开以下几个重点问题。一是突破海上制浆的技术、环保、认证和装备壁垒；二是构建与B端造纸厂的长期战略合作；三是锁定稳定的再生循环包装用纸的原料来源。

Q5: 公司觀察到的當下再生漿產業/市場變化的趨勢，公司如何抓住這樣趨勢的變化實現可持續發展？

A5: 在選擇具體的產業方向時，我們做出過多種產業模式的探索，最終聚焦於再生紙漿行業。基於權威的行業研究數據，和包括中國在內的亞洲紙漿行業需求，我們進行過深入的分析與預判。我們認爲近幾年跨境電商行業及國際物流會依舊呈現高增長，因此對包裝用紙的需求仍然會保持較快的增長速度。紙漿作爲中間環節，供不應求的情況仍將持續。要抓住這一行業機遇，對於我們的商業模式而言，離不開以下幾個重點問題。一是突破海上製漿的技術、環保、認證和裝備壁壘；二是構建與B端造紙廠的長期戰略合作；三是鎖定穩定的再生循環包裝用紙的原料來源。

Q5: Observed Trends in the Current Recycled Pulp Industry/Market and How the Company Can Leverage These Trends for Sustainable Development

A5: In selecting specific industrial directions, we have explored various business models and ultimately focused on the recycled pulp industry. Based on authoritative industry research data and the demand in the pulp industry across Asia, including China, we have conducted in-depth analysis and forecasts. We believe that the cross-border e-commerce and international logistics industries will continue to experience high growth in the coming years, driving sustained rapid demand for packaging paper. As an intermediate link, the supply of pulp is expected to remain insufficient to meet demand. To seize this industry opportunity, our business model must address the following key aspects．Firstly，overcoming barriers related to technology, environmental protection, certification, and equipment for onboard pulping．Secondary，establishing long-term strategic partnerships with B-end paper manufacturers．Thirdly，securing a stable supply of raw materials for recycled circular packaging paper.

Q6: “海上工厂”模式是否能复制到其他领域，公司是否已经开始相应的探索？

A6: 海上工船制浆业务的成功，是“海上工厂”模式成功最好的尝试，也是这个模式可以持续发展的最好证明。我们目前专注于海上工船制浆业务的落地。未来我们将持续探索更多的海洋场景，将茫茫大海所蕴含的时空价值赋予全人类。

Q6: “海上工廠”模式是否能複製到其他領域，公司是否已經開始相應的探索？

A6: 海上工船製漿業務的成功，是“海上工廠”模式成功最好的嘗試，也是這個模式可以持續發展的最好證明。我們目前專注於海上工船製漿業務的落地。未來我們將持續探索更多的海洋場景，將茫茫大海所蘊含的時空價值賦予全人類。

Q6: Can the "Ocean Factory" Model Be Replicated in Other Fields, and Has the Company Begun Exploring Corresponding Possibilities?

A6: The success of the seaborne pulping business with factory ships represents the best attempt at validating the "ocean factory" model and serves as the strongest proof of its potential for sustainable development. Currently, we are focused on the implementation of the seaborne pulping business with factory ships. In the future, we will continue to explore more maritime scenarios, aiming to impart the time-space value contained in the vast oceans for all of humanity.

Q7: 赴美上市，从亚太走向欧美市场，对增强公司品牌影响力、业务竞争力、资本可获性方面有哪些帮助？

A7: 我认为，无论对于海洋场景的深耕还是对ESG产业化的践行，我们都不应局限于某一地区或国家，而是定位于全球，着眼更广阔的天地。我的目标是成为具有全球影响力的新兴海洋ESG企业，赢得全人类对于环保和可持续发展议题的共鸣以及公众关注。

同时，我们也致力于不断提升公司实力，专注自身使命，成为全球新兴碳中和的领军者。

Q7: 赴美上市，從亞太走向歐美市場，對增強公司品牌影響力、業務競爭力、資本可獲性方面有哪些幫助？

A7: 我認爲，無論對於海洋場景的深耕還是對ESG產業化的踐行，我們都不應侷限於某一地區或國家，而是定位於全球，着眼更廣闊的天地。我的目標是成爲具有全球影響力的新興海洋ESG企業，贏得全人類對於環保和可持續發展議題的共鳴以及公衆關注。 同時，我們也致力於不斷提升公司實力，專注自身使命，成爲全球新興碳中和的領軍者。

Q7: How Does Listing in the U.S. and Expanding From the Asia-Pacific to the European and American Markets

A7: Help Enhance the Company's Brand Influence, Business Competitiveness, and Capital Accessibility?

I believe that whether it's deepening our effort on maritime environments or implementing the industrialization of ESG, we should not limit ourselves to a specific region or country. Our goal is to position ourselves globally and look toward a broader horizon. My ambition is to become a globally influential emerging maritime ESG enterprise, gaining the resonance and public attention of humanity on environmental protection and sustainable development issues.

At the same time, we are committed to continually strengthening our company's capabilities, focusing on our mission, and striving to become a global leader in emerging carbon neutrality.

Q8: 对于远洋航运行业，我们未来的增长动力主要在哪里？

A8: 远洋航运业是成熟且稳定的行业，具有显著的周期性。该行业受全球经济、国际贸易影响较大。同时船舶设备的更新淘汰、政策推动也是影响其波动的主要因素。远洋航运业务实现长期的增长和盈利主要依赖于精细化的经营以及对行业周期的深刻理解。

Intercont集团的远洋航运+海上工船制浆的双业务模式，有助于平衡和对冲行业的风险，改变传统远洋航运的周期性特点，使整个集团的现金流更加稳健，抗周期能力也更强。未来，我们传统远洋航运业务会持续追求精细化管理，以取得更加稳健的增长。海上工船制浆业务会不断提升科技性及环保性，在技术及运营层面不断优化，逐步优化利润空间，同步创造更大的社会价值和经济价值。

Q8: 對於遠洋航運行業，我們未來的增長動力主要在哪裏？

A8: 遠洋航運業是成熟且穩定的行業，具有顯著的週期性。該行業受全球經濟、國際貿易影響較大。同時船舶設備的更新淘汰、政策推動也是影響其波動的主要因素。遠洋航運業務實現長期的增長和盈利主要依賴於精細化的經營以及對行業週期的深刻理解。 Intercont集團的遠洋航運+海上工船製漿的雙業務模式，有助於平衡和對沖行業的風險，改變傳統遠洋航運的週期性特點，使整個集團的現金流更加穩健，抗週期能力也更強。未來，我們傳統遠洋航運業務會持續追求精細化管理，以取得更加穩健的增長。海上工船製漿業務會不斷提升科技性及環保性，在技術及運營層面不斷優化，逐步優化利潤空間，同步創造更大的社會價值和經濟價值。

Q8: Where Will the Main Drivers of Future Growth in the Maritime Shipping Industry Be?

A8: The Maritime shipping industry is a mature and stable industry with significant cyclicality. It is heavily influenced by the global economy and international trade. Additionally, the updating and obsolescence of ship equipment and policy-driven factors are also major contributors to the industry's fluctuations. Long-term growth and profitability in the maritime shipping business largely depend on refined management and a deep understanding of the industry's cycles.

The dual-business model of Intercont Group, combining maritime shipping and seaborne pulping business with factory ships, helps balance and hedge industry risks. It changes the traditional cyclic nature of maritime shipping, making the group's cash flow more stable and its ability to withstand cycles stronger. In the future, our traditional maritime shipping business will continue to pursue refined management for more stable growth. The seaborne pulping business with factory ships will continue to enhance technological and environmental aspects, optimizing both in terms of technology and operations, gradually improving profit margins while creating greater social and economic value.

Q9：Intercont集团在发展中经历了许多风雨，您的家庭与您的事业是否发生过冲突？

A9: 一定有，因为人的时间和精力是有限的。但我认为如果在生命长河的长度和广度上去探索的话，生命的目标是一样的。家庭和人生，以及自己想追求的价值，其实目标是一致的。

Q9：Intercont集團在發展中經歷了許多風雨，您的家庭與您的事業是否發生過沖突？A9:一定有，因爲人的時間和精力是有限的。但我認爲如果在生命長河的長度和廣度上去探索的話，生命的目標是一樣的。家庭和人生，以及自己想追求的價值，其實目標是一致的。

Q9: Intercont Group Has Gone Through Many Ups and Downs During Its Development. Has There Ever Been a Conflict Between Your Family and Your Career?

A9: There definitely has been, because time and energy are limited. However, I believe that if you explore the length and breadth of life, the goal of life remains the same. Family, life, and the values you want to pursue are actually aligned.

Q10：当二者发生矛盾时，您有自己的处理方式吗？是先家庭后事业，还是先事业后家庭？

A10: 哪个矛盾更突出，就去解决哪个矛盾。

Q10：當二者發生矛盾時，您有自己的處理方式嗎？是先家庭後事業，還是先事業後家庭？

A10: 哪個矛盾更突出，就去解決哪個矛盾。

Q10: When a Conflict Arises Between the Two, Do You Have a Way to Handle It? Do You Prioritize Family Over Career, or Career Over Family?

A10: I address whichever conflict is more pressing at the time.

Q11：您对共同进步的伙伴有哪些寄语？

A11: 在INTERCONT身边，在我身边，你就会看到奇迹。

Q11：您對共同進步的夥伴有哪些寄語？

A11: 在INTERCONT身邊，在我身邊，你就會看到奇蹟。

Q11: Do You Have Any Words for the Partners You Are Progressing With?

A11: When you're with INTERCONT or with me, you will witness miracles.

Q12：有没有对年轻人想说的话？

A12: 不要怕从零开始，每天都是零。2016年的时候， 因为各种各样的原因，归零了一次，什么都没有了。房子、车子什么都没有了。钱，什么都没有了。在中国，但是，我好像没有害怕过。就没有害怕。我觉得，有我在，就所有人都在。同样，现在在对Intercont集团也是一样，我认为只要我在，这个公司就会在。

Q12：有沒有對年輕人想說的話？

A12: 不要怕從零開始，每天都是零。2016年的時候，因爲各種各樣的原因，歸零了一次，什麼都沒有了。房子、車子什麼都沒有了。錢，什麼都沒有了。在中國，但是，我好像沒有害怕過。就沒有害怕。我覺得，有我在，就所有人都在。同樣，現在在對Intercont集團也是一樣，我認爲只要我在，這個公司就會在。

Q12: Do You Have Anything to Say to Young People?

A12: Don't be afraid to start from zero. Every day is a new beginning. In 2016, for various reasons, I had to start over completely. I lost everything—house, car, money—everything. But in China, it seemed like I never feared it. I didn't fear it. I believe that as long as I'm here, everyone else is too. Similarly, with Intercont Group, I believe that as long as I'm here, this company will endure.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this current report are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this current report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this current report are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this current report.